VITESSE ENERGY, INC.

9200 E. Mineral Avenue, Suite 200

Centennial, Colorado 80112

(720) 361-2500

December 28, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Office of Energy & Transportation

Re:	Vitesse Energy, Inc.

Amendment No. 2 to Registration Statement on Form 10-12B

Filed December 19, 2022

File No. 001-41546

Ladies and Gentlemen:

Set forth below are the responses of Vitesse Energy, Inc. (“we,” “our” or the “Company”) to (i) the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided in the Commission’s letter dated on December 27, 2022, and (ii) the oral comments received from the Staff via telephone call on December 27, 2022, in each case with respect to the Company’s Amendment No. 2 to Registration Statement on Form 10-12B, filed with the Commission on December 19, 2022. We are filing this response letter via EDGAR.

In connection with this response letter, the Company has filed Amendment No. 3 to Registration Statement on Form 10-12B (the “Registration Statement”) with the Commission today via EDGAR. The changes reflected in the Registration Statement include those made in response to the Staff’s comments.

For your convenience, we have summarized below in bold type each of the Staff’s comments. The Company’s response to each comment is set forth immediately below the text of each comment. Unless otherwise specified, all page numbers in the Company’s responses below correspond to pages of the preliminary information statement filed as Exhibit 99.1 to the Registration Statement. Terms not otherwise defined in this response letter have the meaning set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Statement of Operations, page 73

1.

We are unable to recalculate the basic and diluted earnings per common unit/share in your pro forma statements of operation on pages 73 and 75. Please revise the amounts or provide the basis for each calculation.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 73, 75 and 77 to separately calculate basic and diluted earnings per common share and provide disclosure regarding the number of shares outstanding used for each calculation.

Balance Sheet as of August 5, 2022, page F-3

2.	Please update the balance sheet of Vitesse Energy, Inc. as of a more recent date. Refer to Rule 3-01(a) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages F-2, F-3 and F-4 to update the balance sheet date of Vitesse Energy, Inc. to August 31, 2022 and to provide a related audit opinion.

In addition to the written comments above, the Company received the following oral comments from the Staff.

1.

Please indicate the Company’s intentions regarding updated disclosure for Item 402 of Regulation S-K, executive compensation, and Item 407(e)(4) of Regulation S-K, compensation committee interlocks, in light of the Company’s new December 31 fiscal year end.

RESPONSE: In response to the Staff’s oral comment, the Company has revised the disclosure on pages 125, 129, 130 and 131 to reflect the compensation earned by its named executive officers for the year ended December 31, 2022 and for the one-month transition period from December 1, 2021 to December 31, 2021 and to provide information concerning the determination process for such compensation.

2.

On page 11 of the Information Statement, the Company states: “In preparation for the Spin-Off, on November 30, 2022, the Vitesse Board resolved to change Vitesse’s fiscal year end from November 30 (the fiscal year end of Jefferies) to December 31.” Please provide revised language to make clear that on November 30 the Company actually changed the fiscal year end to December 31.

RESPONSE: In response to the Staff’s oral comment, the Company has revised the disclosure on page 11 to make clear that the Company changed their fiscal year end from November 30 to December 31.

* * * * *

If you have any questions or comments with respect to the foregoing or if any additional supplemental information is required by the Staff, please do not hesitate to contact the undersigned at (720) 361-2500 or Michael Swidler of Baker Botts L.L.P. at (212) 408-2511.

Yours truly,

VITESSE ENERGY, INC.

/s/ Brian Cree
Brian Cree
President

cc: Michael Swidler, Baker Botts L.L.P.

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